SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.__________)*
Global DECS Corp.
Formerly "Gold Chain Mining Company"
(Name of Issuer)
Common Stock ($0.001 par value per share)
(Title of Class of Securities)
37940S-10-3
(CUSIP Number)
Malcolm J. Gold
JELLICOE HOUSE, OSNABURGH STREET, LONDON, NW1 3AY, UNITED KINGDOM
011-4420-7383-7468
(Name, address and telephone number of person authorized
to receive notices and communications)
November 19, 2001
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of paragraph 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See paragraph 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
FIRST REPORTING PERSON:CUSIP NO. 37940S-10-3
1. Name of Reporting Person or I.R.S. Identification No. of above person:
87-0267213
ANTONIA FINANCE LIMITED
2. Check the Appropriate Box If a Member of a Group: (a) | |
(b) |X| 3. SEC Use Only
4. Source of Funds: OO-Client Funds; WC
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): | |
6. Citizenship or Place of Organization: BVI
Number of Shares 7. Sole Voting Power: 0
Beneficially Owned 8. Shared Voting Power: 55,000,000
By Each Reporting 9. Sole Dispositive Power: 0
Person With 10. Shared Dispositive Power: 55,000,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 55,000,000
12. Check If the Aggregate Amount in Row (11) Excludes Certain Shares: |X|
13. Percent of Class Represented by Amount in Row (11): 87.8%
14. Type of Reporting Person: IA; PN
SECOND REPORTING PERSON:CUSIP NO. 37940S-10-3
1. Name of Reporting Person or I.R.S. Identification No. of above person: MALCOLM J. GOLD
2. Check the Appropriate Box If a Member of a Group:
(a) | | (b) |X| 3. SEC Use Only
4. Source of Funds: AF; PF
1. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): | |
6. Citizenship or Place of Organization: U.K.
Number of Shares 7. Sole Voting Power: 0
Beneficially Owned 8. Shared Voting Power: 250,000
By Each Reporting 9. Sole Dispositive Power: 0
Person With 10. Shared Dispositive Power: 250,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 250,000
12. Check If the Aggregate Amount in Row (11) Excludes Certain Shares: |X|
13. Percent of Class Represented by Amount in Row (11): 0.4%
14. Type of Reporting Person: IN
SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
GLOBAL DECS CORP.

ITEM 1. SECURITY AND ISSUER.
This Statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of Global DECS Corp., a Utah corporation (the "Company"). The principal executive offices of the Company are located at 455 East 400 South, Suite 40, Salt Lake City, UT 84111.
ITEM 2. IDENTITY AND BACKGROUND.
(a) This Statement is being filed by: (i) Antonia Finance Limited ("AFL"); and (ii) Malcolm J. Gold ("Gold"). The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons." Certain information concerning the directors and executive officers of AFL, the Partnership Reporting Person, is set forth on SCHEDULE A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
(b) The business address of each of the Reporting Persons is as follows: For AFL, it is c/o Euro-American Trust and Management Services Limited, Road Town, Tortola, British Virgin Islands. For Mr. Gold it is Jellicoe House, Osnaburgh Street, London, NW1 3AY, United Kingdom.
(c) The principal business of AFL, a foreign corporation, is that of a privately held investment company and financial adviser. It operates as an investment consulting and management firm. Mr. Gold serves in the capacities listed on SCHEDULE A with respect to AFL.
(d) During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, none of the persons listed on SCHEDULE A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, none of the persons listed on SCHEDULE B hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
(f) All directors, executive officers and controlling persons of the Reporting Persons are citizens of the United States, except Malcolm J. Gold who is a citizen of the United Kingdom.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The net investment cost (including commissions, if any) of the shares of Common Stock purchased by AFL and Malcolm Gold was $100,000 and $0, respectively. Neither AFL nor Mr. Gold otherwise owns directly any shares of Common Stock.
The shares of Common Stock beneficial owned by AFL were purchased with the investment capital of the owners of the discretionary accounts advised or managed by AFL, and/or were purchased from its working capital. The shares of Common Stock beneficially owned directly by Mr. Gold were purchased with his personal investment funds, and/or working capital of AFL, by contractual arrangement.
ITEM 4. PURPOSE OF THE TRANSACTION.
The shares of Common Stock beneficially owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons intend to explore opportunities to enhance shareholder value. Each may acquire additional shares of common stock and may sell all or any portion of his or its shares if deemed to be in its best interest. The Reporting Persons have identified an appropriate business opportunity for the Company to acquire biomedical assets, which, if consummated, could result in significant dilution to the ownership interests of existing shareholders. The identified selling entity of these assets is Vector Medical Technologies, Inc., which is a privately owned Delaware corporation ("Vector"). Vector is primarily engaged in the business of developing biopharmaceutical and biomedical assets for introduction into the stream of commerce.
Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may, subject to the restrictions contained in the Securities Act of 1933 (the "Securities Act"), at any time and from time to time, acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock in public or private transactions; dispose of shares of Common Stock or other securities in public or private transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to seek to hedge the market risk of some or all of its positions in the Common Stock.
Although the purchases of shares of Common Stock were made for investment purposes, representatives of each Reporting Person may hold discussions with management or the board of directors of the Company, other shareholders of the Company and other third parties to seek to maximize value for shareholders. At some future time, the Reporting Persons may decide that it is desirable to seek to control or otherwise influence the management and policies of the Company. However, no Reporting Person has currently made any decision to seek to control or otherwise influence the management and policies of the Company.
No Reporting Person and, to the knowledge of each of the Reporting Persons, none of the persons listed on SCHEDULE A hereto has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except as set forth in this Item 4.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a) As of November 19, 2001, AFL may be deemed to have beneficially owned 55,000,000 shares of Common Stock of the Company, representing approximately 88% of the shares of Common Stock stated by the stock ledger of the Company's transfer agent as of that date. The number of shares of Common Stock reported to be outstanding, in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2001 (the "Company's 10-Q"), is 62,640,225 as of November 30, 2001. Such shares may be held in client accounts, including that of Mr. Gold, with respect to which AFL has voting or investment discretion or both ("AFL Managed Accounts"). AFL disclaims beneficial ownership of shares of Common Stock held in AFL Managed Accounts.
As of November 19, 2001, Mr. Gold may be deemed to have beneficially owned directly 250,000 shares of Common Stock of the Company, representing approximately 0.40% of the shares of Common Stock reported to be outstanding in the stock ledger of the Company's transfer agent as of that date. By virtue of his relationships with the other Reporting Person, Mr. Gold may be deemed to have indirect beneficial ownership of all the shares of Common Stock beneficially owned by such Reporting Persons (55,250,000 shares, or 88.40%). Mr. Gold disclaims beneficial ownership of such shares. None of the Reporting Persons beneficially owns any shares of Common Stock other than as set forth herein.
(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in this filing. Mr. Gold has sole power to direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned directly by him and shares such power with the other Reporting Persons with respect to the shares of Common Stock beneficially owned by such other Reporting Persons.
(c) The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in the Common Stock by the Reporting Persons within at least the past 60 days are set forth on SCHEDULE B attached hereto and incorporated by reference herein. Substantially all the trades by the Reporting Persons were effected in the over-the-counter market.
(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person, except (i) for clients of AFL who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in AFL Managed Accounts, respectively, (ii) and Malcolm J. Gold is the President of AFL and in that capacity directs their respective operations.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on SCHEDULE A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, except that Malcolm J. Gold, as President of AFL, has a carried interest in, and receives a salary or management fee from AFL, and each of the owners of the AFL Managed Accounts has an investment advisory agreement with AFL.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
There is filed herewith as EXHIBIT 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Act.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: November 30, 2001
ANTONIA FINANCE LIMITED
By: /S/ Malcolm J. Gold -----------------------
Its: President
/S/ MALCOLM J. GOLD ---------------------------
SCHEDULE A

The name and principal occupation of each director, executive officer and controlling person of AFL is set as follows: Malcolm J. Gold Director and Serving in the capacities listed herein President with respect to the Reporting Persons Chairman of Serving in the capacities listed herein the Board with respect to the Reporting Persons Secretary Private investor Treasurer Private investor The business address of each person listed above is Jellicoe House, Osnaburgh Street, London, NW1 3AY, United Kingdom.
SCHEDULE B
Average Price Purchase Reporting Person Shares per Share Date
Antonia Finance Limited 55,000,000 0.15 November 19, 2001
Malcolm J. Gold 250,000 0.15 November 19, 2001
EXHIBIT 1
JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: November 30, 2001
ANTONIA FINANCE LIMITED
By: /S/ MALCOLM J. GOLD
Its: President
/S/ MALCOLM J. GOLD